Mail Stop 3628
                                                               August 8, 2018


    Anthony J. Sfarra
    President
    Wells Fargo Commercial Mortgage Securities, Inc.
    301 South College Street
    Charlotte, NC 28288-0166

            Re: Wells Fargo Commercial Mortgage Securities, Inc. Registration Statement on Form SF-3
                  Filed August 1, 2018
                  File No. 333-226486

    Dear Mr. Sfarra:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.


                                                               Sincerely,

                                                               /s/ Katherine
Hsu

                                                               Katherine Hsu
                                                               Office Chief
                                                               Office of
Structured Finance


    cc:     David S. Burkholder, Esq.
            Cadwalader, Wickersham & Taft LLP

            Troy B. Stoddard, Esq.
            Wells Fargo & Company